EXHIBIT 23.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this 1999 Annual Report (Form 10-K) of Repap Enterprises Inc. of our report dated January 27, 2000 and of our comments by auditors for US readers on Canada-US reporting difference dated January 27, 2000, included in the 1998 Annual Report of Repap Enterprises Inc.

Our audits also included the financial statements schedules of Repap Enterprises Inc. listed in Item 14(a) of this Form 10-K. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Montreal, Canada
March 24, 1999 Chartered Accountants

Ernst & Young LLP
[Signed]